UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of October 21, 2021

Commission File Number 333-252215

Technip Energies N.V.
(Translation of registrant's name into English)

2126, boulevard de la Défense
CS 10266, 92741 Nanterre
Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Technip Energies N.V.

On October 21, 2021, Technip Energies N.V. issued a press release titled “Technip Energies Financial Results for the First Nine Months of 2021”. A copy of the press release is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2021

TECHNIP ENERGIES N.V.

By:	/s/ Bruno Vibert
Name:	Bruno Vibert
Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press release dated October 21, 2021, titled “Technip Energies Financial Results for the First Nine Months of 2021”.